Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I

(Form Type)

Baozun Inc.

(Name of Issuer)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	108,718,000.00	(1)	0.00927%	10,078.16
Fees Previously Paid				—
Total Transaction Valuation	108,718,000.00
Total Fees Due for Filing				10,078.16
Total Fees Previously Paid				—
Total Fee Offsets				—
Net Fee Due				10,078.16

(1) Calculated solely for purposes of determining the filing fee. The purchase price of the 1.625% Convertible Senior Notes due 2024 (the “Notes”), as described herein, is US$1,000 per US$1,000 principal amount outstanding. As of March 31, 2022, there was US$108,718,000.00 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of US$108,718,000.00 (excluding accrued but unpaid interest).